John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS 66224
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

January 28, 2011 Mr. Houghton R. Hallock Jr. U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: The PFS Funds (the “Trust”) (File Nos. 811-09781 and 333-94671)

Dear Mr. Hallock:

     On November 19, 2010, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 19 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 19 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement. The Amendment was filed for the purpose of adding a new series to the Trust – the Turquoise Select Opportunity Fund (the “Fund”).

     On January 19, 2011, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Summary Section – The Principal Investment Strategy of the Fund

1. Comment: Please clarify what is meant by “currently available information” in the first sentence of this section. Please also make conforming changes to other sections of the prospectus, as needed.

Mr. Houghton R. Hallock, Jr. U.S. Securities and Exchange Commission January 28, 2011

    Response: The Trust has revised the disclosure to read as follows:

Under normal market conditions, Turquoise Asset Management, LLC (the “Adviser”) will seek to buy equity and fixed income securities trading at a discount to their intrinsic value and/or long term estimate of intrinsic value, which is the Adviser’s estimate of a security’s true value.

Summary Section – The Principal Risks of Investing in the Fund

2. Comment: Please confirm whether “equity options risk” and “derivatives risk” are principal risks of the Fund as there is no discussion on use of these strategies in the “Principal Investment Strategy of the Fund” section.

    Response: The Adviser has determined that “equity options risk” and “derivatives risk” are not principal risks of the Fund and therefore the Trust has removed the disclosure.

Summary Section – Portfolio Managers

3. Comment: Please delete the second sentence in this section.

    Response: The Trust has revised the disclosure as you have requested.

Statement of Additional Information

Description of the Trust and the Fund

4. Comment: Please clarify the second sentence of the second paragraph in this section.

    Response: The Trust has removed this sentence.

The Investment Adviser

5. Comment: Please disclose any control persons of the investment adviser as required by Item 19 of Form N-1A.

    Response: We have disclosed control persons of the investment adviser as required by Item 19 of Form N-1A.

The Portfolio Managers

6. Comment: Please complete the information that is bracketed in this section.

    Response: The Trust has revised the disclosure as you have requested.

*           *           *

Mr. Houghton R. Hallock, Jr. U.S. Securities and Exchange Commission January 28, 2011

The Trust acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
  The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this correspondence letter, please contact me at (913) 660-0778

Sincerely, /s/ John H. Lively John H. Lively

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